

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 29, 2017

<u>Via E-mail</u>
Steven Morris
Chief Executive Officer
BioLife4D Corporation
318 Half Day Road, Suite 201
Buffalo Grove, Illinois 60089

> **Re: BioLife4D Corporation**
> **Offering Statement on Form 1-A**
> **Filed December 21, 2017**
> **Amendment No. 1 to Offering Statement**
> **Filed December 22, 2017**
> **File No. 024-10779**

Dear Mr. Morris:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Directors, Executive Officers and Significant Employees, page 59</u>

1. We note the information on your website regarding the members of your scientific advisory board. Please reconcile that information with the information in your offering circular or advise.

<u>Exhibits</u>

<u>Exhibit 1A-11 Consent of Independent Auditors</u>

2. Please provide an updated consent from your independent public accounting firm.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Brian McAllister at (202) 551-3329 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Jillian Sidoti, Esq.
    Trowbridge Sidoti LLP